Annual Report

2001

The Town and Country Trust | A Real Estate Investment Trust

The Town and Country Trust (NYSE: TCT) is a self-administered and self-managed real estate investment trust which owns and manages 15,237 units in 42 multifamily properties in major markets in the Mid-Atlantic and Southeast states.

Dear Shareholder

The Trust's operating results, measured by operating revenues, net operating income and funds from operations, excluding a non-recurring charge, again improved in 2001. In an environment favoring sellers, the Trust did not acquire any new properties during the year, instead focusing its efforts internally on the enhancement of value through continued investment in property upgrades and new technology infrastructure. The year was also marked by important additions to our senior management group.

Funds from operations, before a non-recurring charge of $3,338,000 or $.18 per share, rose to $40,998,000 or $2.21 per share on a diluted basis, an increase of 6.4% per share, over the corresponding figures of $38,160,000 and $2.08 per share in 2000. Total operating revenues grew to $130,298,000, an increase of 7.1%, with net operating income of $76,917,000 showing an improvement of 3.9% from the previous year.


Enhancement of Management Team
2001
Continued Investment in Portfolio
New Technology Infrastructure

On a "same store" basis (i.e., for the 41 properties owned from January 1, 2000 through December 31, 2001, which comprise 97% of the portfolio), net operating income grew by 3.9% on an increase of 7.0% in total revenues.

Although we are always in the market for suitable acquisitions, the yields at which properties traded during 2001 did not meet our requirements and prices exceeded our estimates of value. Nevertheless, our strategy of continuing to invest in our existing portfolio has rewarded us with growth in rental rates – up 7.1% in 2001 over the prior year – and sustained high occupancy levels – 93.0% for the fourth quarter and 94.3% for the entire year.

During the year we attracted a new chief financial officer and a senior human resources executive and invested in a sophisticated business software system to create a management organization that we believe is on a par with the finest in the industry. While these additions resulted in a significant increase in operating expenses for the year, we believe that the investment in our executive and technological infrastructure will reap benefits for our shareholders for many years to come.

We again welcome the opportunity to thank our management and staff for their pursuit of excellence in the interest of the Trust and to thank you, our shareholders, for your support and encouragement.

Alfred Lerner
Chairman

Harvey Schulweis
President and Chief Executive Officer

Dividends



$1.72
$1.68
$1.64
$1.60
1997
1998
1999
2000

Funds from Operations



$40,998,000*
$38,160,000
$35,712,000
$32,605,000
$31,771,000
1997
1998
1999
2000

Funds From Operations ("FFO") is defined as income (loss) before minority interest (computed in accordance with generally accepted accounting principles) excluding gains and losses from sales of operating properties, plus real estate depreciation. This definition of FFO is consistent with the current definition promulgated by the National Association of Real Estate Investment Trusts (NAREIT).

Before non-recurring charge of $3,338,000 for separation costs

The Portfolio

The Trust made no acquisitions during 2001, as low interest rates and unrealistic seller expectations drove prices to unacceptably high levels during a period of weakening fundamentals. We determined that the best use of our resources during 2001 was the continued reinvestment in, and selected upgrading of, properties in our existing portfolio to maintain and enhance our ability to compete in our existing markets. We developed individual business plans for each of our 42 communities, in many cases with plans and budgets for improvements to be undertaken over the next few years.

During 2001 we successfully completed the substantial renovation of three properties containing approximately 1,000 units located in the Baltimore area and the Maryland suburbs of Washington DC. Extensive landscaping, new property and building entrances, new windows and clubhouse improvements complement new kitchens and baths and other interior work already completed. Name changes for two of the properties highlight the transformation of the communities. Additional properties have been targeted for similar renovations to be completed over the next three to four years.

Notwithstanding the spread that exists between pricing and value, we continue to seek opportunities to grow the portfolio. We prefer properties in our existing markets or within a reasonable drive, to take advantage of local knowledge and economies of scale. We will also consider portfolios outside our markets if they are large enough to support the overhead associated with maintaining dedicated regional and district offices. We prefer acquisitions that represent value-added opportunities through upgrading and repositioning in markets with long-term stability, reasonably high barriers to entry and the potential for acquiring a meaningful ownership position.

Portfolio Location


45.4%
3.8%
3.2%
13.9%
13.6%
20.1%
Baltimore
Washington DC
Pennsylvania
Florida
Newark, Delaware
Charlotte

We believe that buying at the right point in an economic cycle is critical to successful investing and have, therefore, chosen to remain patient and forego opportunities to grow the portfolio during a period of time when prices do not reflect our estimate of value.

New and Restructured Executive Team

Among the year's most important developments was the addition to our management group of two seasoned senior executives with outstanding industry experience: James Dolphin, senior vice president and chief financial officer, and W. Daniel Brown, senior vice president for human resources.

Mr. Dolphin was formerly executive vice president, chief financial officer and director of one of the larger publicly-held multifamily REITs, where, in twenty years of increasing responsibility, he held positions overseeing finance, accounting, investor relations, human resources and information services. He has managed and developed bank and credit relationships, raising significant amounts of equity and debt, particularly in the last five years of his tenure.

Mr. Brown was previously senior vice president for human resources at a large publicly-held REIT, a developer, owner and operator of outlet shopping malls. He earlier held senior human resources positions at a major money-management firm and for the research group of one of the most prestigious universities in the United States.

We have formed a new Management Committee comprised of Harvey Schulweis, president and chief executive officer; Thomas L. Brodie, senior vice president and chief investment officer; Gerald J. Haak, senior vice president – property operations; Alan W. Lasker, senior vice president – finance; and Messrs. Dolphin and Brown. The committee meets regularly to review and oversee operations and to set strategy.

Market Capitalization


13.3%
38.9%
6.0%
41.8%

○ Common Shares
○ Operating Partnership Units
○ Debt – Fixed Rate
○ Debt – Floating Rate

Net Operating Income


$76,917,000
$74,029,000
$67,321,000
$58,315,000
$53,981,000
(baseline $45,000,000)
1997
1998
1999
2000
2001

Net operating income is defined as rental income less rental expenses.

Operating Revenues


$130,298,000
$121,630,000
$112,316,000
$98,165,000
$92,069,000
(baseline $80,000,000)
1997
1998
1999
2000
2001

Technology Infrastructure

A companion effort to the enhancement of our management team is our new information systems technology. We have invested in a new and exciting software platform, a state-of-the-art financial accounting, corporate management and business intelligence system tailored to real estate operating companies like the Trust. It will make an extraordinary level of financial and other management information directly available to our associates on a real-time basis. Such information will include data on the key aspects of our properties, residents and markets.









The new system is scalable, so it can accommodate growth, and it is compatible with other information systems and related technologies which will allow it to adapt to changes in our business needs for years to come. The new system was implemented at the beginning of 2002 and will be gradually integrated during the course of the year. When fully implemented, this new system should result in the elimination or reduction of certain manual processes, improved information flow and the availability of more meaningful and timely management information throughout the Town and Country organization.







PENNSYLVANIA
MARYLAND
WEST VIRGINIA
DELAWARE
VIRGINIA
NORTH CAROLINA
SOUTH CAROLINA
GEORGIA
FLORIDA

Portfolio by Market

Name	Location	Number of Units
Baltimore		
Bowley's Quarters	*Baltimore*	482
Charlesmont	*Dundalk*	565
Foxhaven	*Baltimore*	460
Gardenwood	*Baltimore*	492
Greensview West	*Ellicott City*	1,350
Hallfield	*Perry Hall*	75
Harford	*Carney*	336
Hollows	*Glen Burnie*	336
Ridgeview	*Rossville*	257
Rolling Road	*Baltimore*	384
Rossville	*Rossville*	692
Steeplechase*	*Cockeysville*	540
Woodhill	*Glen Burnie*	334
Woodmoor	*Baltimore*	424
Versailles	*Towson*	210
Washington DC		
Northern Virginia		
Barton's Crossing	*Alexandria*	532
Carlyle Station	*Manassas*	408
McNair Farms	*Herndon*	283
The Glen	*Leesburg*	134
University Heights	*Ashburn*	466
Maryland Suburbs		
Fox Run	*Germantown*	218
Tall Oaks	*Laurel*	352
Watkins Station*	*Gaithersburg*	210
Willow Lake	*Laurel*	456
Delaware		
Christina Mill	*Newark*	228
Stonegate	*Elkton*	260
Pennsylvania		
Emmaus	*Emmaus*	329
Hanover	*Hanover*	215
Hidden Village	*Allentown*	264
Lancaster East	*Lancaster*	272
Lancaster West	*Lancaster*	413
Rolling Hills	*York*	184
York	*York*	396
Charlotte		
Forest Ridge	*Charlotte*	330
The Fairington	*Charlotte*	250
Florida		
Orlando		
Kirkman	*Orlando*	370
Twelve Oaks	*Orlando*	284
Windermere Lakes	*Orlando*	276
Sarasota/Bradenton		
Heron's Run	*Sarasota*	274
Perico	*Bradenton*	256
McIntosh	*Sarasota*	212
Palm Beach		
Gardens East	*Palm Beach Gardens*	448
Total Units		15,237

* [illegible]

Financial Report









(in thousands, except per share data) YEAR ENDED DECEMBER 31,	2001	2000	1999	1998	1997
Operating data					
Revenue	$ 130,459	$ 122,042	$ 112,746	$ 98,793	$ 92,632
Rental expenses	53,381	47,601	44,995	39,850	38,088
Depreciation and amortization	20,850	22,062	24,920	25,564	24,311
General and administrative expenses	4,820	3,883	3,331	3,233	2,414
Separation expense	3,338	—	—	—	—
Income from operations	48,070	48,496	39,500	30,146	27,819
Interest expense	30,769	32,145	28,506	22,903	20,160
Income before gain on sales of operating properties, minority interest and extraordinary item	17,301	16,351	10,994	7,243	7,659
Gain on sales of operating properties	—	9,461	7,073	—	—
Income before minority interest and extraordinary item	17,301	25,812	18,067	7,243	7,659
Income allocated to minority interest	2,345	3,521	2,475	993	1,048
Income before extraordinary item	14,956	22,291	15,592	6,250	6,611
Extraordinary item – early extinguishment of debt (net of minority interest)	—	—	—	—	(2,512)
Net income	$ 14,956	$ 22,291	$ 15,592	$ 6,250	$ 4,099
Per common share – basic:					
Income before extraordinary item	$ .95	$ 1.43	$ 1.00	$ .40	$ .42
Extraordinary item – basic	—	—	—	—	(.16)
Net income – basic	$ .95	$ 1.43	$ 1.00	$ .40	$ .26
Per common share – diluted:					
Income before extraordinary item	$ .93	$ 1.40	$ .99	$ .40	$ .42
Extraordinary item – diluted	—	—	—	—	(.16)
Net income – diluted	$ .93	$ 1.40	$ .99	$ .40	$ .26
Dividends declared per share	$ 1.72	$ 1.68	$ 1.64	$ 1.60	$ 1.60
Net cash provided by operating activities	$ 42,221	$ 38,875	$ 35,488	$ 35,762	$ 35,931
Net cash used in investing activities	(21,335)	(30,474)	(65,734)	(92,228)	(9,553)
Net cash (used in) provided by financing activities	(20,456)	(9,419)	28,742	55,991	(23,844)
Funds from operations[1]	$ 37,660	$ 38,160	$ 35,712	$ 32,605	$ 31,771

(in thousands)	2001	2000	1999	1998	1997
Balance sheet data at year-end					
Real estate assets, at cost	$ 778,068	$ 756,864	$ 729,746	$ 666,090	$ 573,952
Net real estate assets	483,924	483,439	465,566	417,679	351,006
Total assets	499,370	498,692	480,849	432,384	366,251
Notes payable – secured	459,403	459,762	444,941	385,299	300,000
Notes payable – unsecured	16,000	5,000	—	—	—
Shareholders' equity	9,492	20,052	22,049	31,608	50,118
Minority interest	905	2,803	3,424	4,994	7,948

[1] *Funds from operations (FFO), consistent with the current definition promulgated by NAREIT, is defined as income (loss) before minority interest excluding adjustments for unconsolidated partnerships and joint ventures and also excluding gains and losses from sales of operating properties, plus real estate depreciation. FFO for the year ended December 31, 2001 includes a non-recurring charge of $3,338,000 related to the departure of two senior executives and one other officer.*

Forward-Looking Statements The matters discussed in this Annual Report to Shareholders include certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends that such forward-looking statements be subject to the safe harbors created by such Acts. Words and phrases such as "looking ahead", "we are confident", "should be", "will be", "predicted", "believe", "expect", "anticipate", and similar expressions identify forward-looking statements. These forward-looking statements reflect the Company's current views regarding future events and financial performance but are subject to many known and unknown risks, uncertainties, and other factors relating to the Company's operations and business environment which may cause the actual results of the Company to differ materially from any future results expressed or implied by such forward-looking statements. Such factors include, but are not limited to, interest rate fluctuations; competition for tenants and acquisitions from others, many of whom may have greater financial resources than the Company; changes in rental rates which may be charged by the Company in response to market rental rate changes or otherwise; changes in federal income tax laws and regulations; any changes in the Trust's capacity to acquire additional apartment properties and any changes in the Company's financial condition or operating results due to the acquisition of additional apartment properties; unanticipated increases in rental expenses due to factors such as casualties to the Company's apartment properties or adverse weather conditions in the geographic locations of the Company's apartment properties; and local economic and business conditions, including, without limitation, conditions which may affect public securities markets generally, the real estate investment trust industry, or the markets in which the Company's apartment properties are located. Although the Trust believes that the assumptions underlying the forward looking statements contained herein are reasonable, there can be no assurance that such statements will prove to be accurate. In view of the significant uncertainties associated with such forward looking statements, the inclusion of this information should not be construed as a representation by the Trust that the results or conditions described in such statements will be achieved. The Company undertakes no obligation to update publicly or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Overview

Town and Country, organized in 1993, is a real estate investment trust ("REIT") focused on the ownership and operation of middle income multifamily apartment communities in selected markets in the Mid-Atlantic and Southeast regions of the U.S. Prior to 1998, the Company's portfolio consisted of multifamily investments in Maryland, Virginia, Pennsylvania and Delaware. The Company expanded geographically in 1998 when it made its initial investments in Florida and North Carolina. Additional communities were acquired in Florida in 1999 and 2000. The Company seeks to acquire additional apartments in certain of its existing markets, particularly in the Greater Washington, D.C. and Baltimore metropolitan areas, and in Florida. The Company is also interested in pursuing multifamily investment opportunities in other "high barrier to entry" markets within its operating region. At December 31, 2001 the Company owned 42 apartment communities with 15,237 apartment homes.

Critical Accounting Policies

The Company's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Impairment of Real Estate Assets The Company periodically evaluates its apartment communities for potential impairment indicators. Judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of the apartment communities. Future events could cause management to conclude that impairment indicators exist and that the Company's portfolio of apartment communities is impaired. Any resulting impairment loss could have a material adverse impact on the Company's financial condition and results of operations.

Real Estate The Company capitalizes expenditures made to acquire new assets, substantially improve the value of an existing asset or extend its useful life. Any expenditure to repair or maintain an existing asset in normal operating condition is expensed as incurred.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. In assessing estimated useful lives, the Company makes assumptions based on historical experience acquired from both within and outside the Company.

Revenue Recognition Revenues from rental property are recognized when due from tenants. Leases are generally for terms of one year or less.

Results of Operations

Year ended December 31, 2001 compared to year ended December 31, 2000 Net income for 2001 decreased by $7,335,000 to $14,956,000 or $.93 per diluted share from $22,291,000 or $1.40 per diluted share for the year ended December 31, 2000.The decrease in net income was primarily attributable to two factors. First, the Company recorded a $9,461,000 ($.51 per share) gain on sales of operating properties in 2000. No investment properties were sold, therefore, no gains were recorded in 2001. Second, the Company recorded a non-recurring $3,338,000 ($.18 per share) charge in 2001 for separation expense relating to the departure of two senior executives and one other officer early in the year. Income before gain on sales of investment property, excluding the non-recurring charge, increased by $4,288,000 over 2000.The increase can be attributed to the following: (i) a $1,376,000 decrease in interest expense, (ii) a $1,450,000 decrease in real estate depreciation and (iii) a $2,888,000 increase in property operating income (rental income less rental expenses).

Property Operations Forty-one of the Company's forty-two apartment communities (14,789 apartments or 97% of the total 15,237 apartments held in the portfolio) are classified as "same store", as they were owned and operated throughout both 2000 and 2001. Operating results for these same store communities are set forth in the table below.

	YEAR ENDED DECEMBER 31,		
(in thousands)	2001	2000	Change
Property Operating Income			
Rental revenue	$ 125,743	$ 117,555	7.0%
Rental expenses	50,966	45,595	11.8%
Net property income	$ 74,777	$ 71,960	3.9%

These same store communities experienced 7.0% average rent growth in 2001 while occupancy averaged 94.3% for the year, a 50 basis point decline from 94.8% occupancy reported for the full year 2000. Same store rental expenses for 2001 increased by $5,371,000 or 11.8%. One community was acquired and one was sold in 2000, resulting in an additional $2,140,000 of property operating income in 2001. For 2001, the Company experienced large increases in insurance expense, reflecting a deteriorating insurance market, and personnel and related costs primarily associated with developing the Company's infrastructure in the areas of human resources, information technology and marketing. In addition, advertising and promotion related expenses, bad debts and repairs and maintenance all increased during the year, particularly in the second half, as economic conditions deteriorated in certain markets, occupancy declined and resident turnover increased.

General and Administrative Expenses For 2001, general and administrative expenses increased $937,000, or 24% primarily as a result of increased professional fees related to the evaluation and restructuring of the Company's infrastructure.

Interest Expense For 2001, interest expense decreased by $1,376,000, or 4.3% to $30,769,000 from $32,145,000 in 2000. While the weighted average amount of secured debt outstanding during 2001 increased to $460 million from $449 million during 2000, the Company benefited from a weighted average interest rate of 4.74% applicable to approximately $82 million of floating rate debt outstanding during the year compared to 6.94% during 2000.

Depreciation For the year ended December 31, 2001 real estate depreciation decreased by $1,450,000 compared to 2000 as a result of certain assets having become fully depreciated during 2000 and 2001.

Year ended December 31, 2000 compared to year ended December 31, 1999 Net income increased by $6,699,000 to $22,291,000 or $1.40 per diluted share from $15,592,000 or $.99 per diluted share for the year ended December 31, 1999. The increase in net income was primarily attributable to four factors: (i) a $9,461,000 ($.51 per share) gain on disposition of investment property in 2000 versus a $7,073,000 ($.39 per share) gain recorded in 1999, an increase of $2,388,000; (ii) a $6,708,000 increase in property operating income; (iii) a $2,909,000 decrease in real estate depreciation due to certain assets becoming fully depreciated, and (iv) a $3,639,000 increase in interest expense due to increased borrowings related to property acquisitions.

The Company's apartment communities owned and operated throughout 2000 and 1999 are classified as "same store". Property operating results for the same store communities are set forth in the table below.

	YEAR ENDED DECEMBER 31,		
(in thousands)	2000	1999	Change
Property Operating Income			
Rental revenue	$ 108,071	$ 102,593	5.3%
Rental expenses	41,169	40,609	1.4%
Net property income	$ 66,902	$ 61,984	7.9%

These same store communities experienced 5.3% average rent growth in 2000 while occupancy averaged 95.2% for the year, a 10 basis point decline from 95.3% occupancy reported for the full year 1999. Same store rental expenses for 2000 increased by $560,000 or 1.4%. The properties acquired in 1999 and 2000, net of the reduction for the properties disposed, contributed an additional $1.8 million to the property operating income.

Funds from Operations

The Company believes that Funds From Operations ("FFO") is a widely used and appropriate supplemental measure of the operating performance of an equity REIT. FFO is defined as income (loss) before minority interest (computed in accordance with generally accepted accounting principles) excluding adjustments for unconsolidated partnerships and joint ventures and also excluding gains and losses from sales of operating properties, plus real estate depreciation. This definition of FFO is consistent with the current definition promulgated by the National Association of Real Estate Investment Trusts (NAREIT).

The Company acknowledges that not all companies and analysts calculate FFO in the same fashion and therefore, the Company's definition of FFO may not be comparable to similarly titled measures reported by other companies. FFO is affected by the operating performance of the properties and the capital structure of the Company. FFO does not represent cash flow from operating activities as defined by generally accepted accounting principles and is not necessarily indicative of cash available to fund all cash needs. FFO should not be considered as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.

A reconciliation between income before gain on sales of operating properties and minority interest and FFO is as follows:

	YEAR ENDED DECEMBER 31,	
(in thousands)	2001	2000
Income before gain on sales of operating properties and minority interest	$ 17,301	$ 16,351
Real estate depreciation	20,359	21,809
Funds from operations[1]	$ 37,660	$ 38,160
Other Data:		
Net cash provided by operating activities	$ 42,221	$ 38,875
Net cash used in investing activities	$ (21,335)	$ (30,474)
Net cash used in financing activities	$ (20,456)	$ (9,419)

[1] Funds from operations for 2001 includes a non-recurring $3,338,000 charge for separation expense relating to the departure of two senior executives and one other officer.

Liquidity and Capital Resources

Cash flow from operating activities for 2001 equaled $42,221,000 of which $31,897,000 was paid out in dividends and distributions.

During 2001, the Company made capital improvements to certain properties. These improvements included carpeting, paving, roofs, vinyl siding and landscaping as well as certain revenue-enhancing improvements such as the modernization of kitchens and bathrooms and the installation of washers and dryers within certain apartment units. A total of $21,335,000 ($1,400 per apartment home) of capital improvements was made during 2001. Of this amount, $6,518,000 ($428 per apartment home), was considered to be of a normal, recurring nature. The Company finances its capital improvements through a revolving credit facility and working capital.

In 1997, the Company entered into an agreement that provides a $375,000,000 collateralized financing facility. In June, 2000 the total facility was increased to $382,152,000. Of this amount, $300,000,000 matures in 2008 and bears a fixed interest rate of 6.91%. The remaining $82,152,000 is available as a variable rate revolving credit facility maturing in 2008, which can be converted to a fixed-rate term loan at the Company's option. Total outstanding borrowings under the collateralized financing facility as of December 31, 2001 were $382,152,000. As of mid February 2002, the Company was in negotiations to increase available borrowings under the secured facility by an amount estimated to approximate $60 million. Net proceeds are anticipated to be used to repay amounts outstanding under the Company's bank line of credit, to fund certain capital improvement programs and to fund additional acquisitions. The Company has not received a formal commitment from the lender and, accordingly, there is no assurance that the expanded facility will, in fact, be available.

In August 2001, the Company modified its existing $50,000,000 line of credit from a bank. Under the modified terms, $20,000,000 of the line, which bears interest at 135 basis points over LIBOR and is due on demand, may be used for working capital purposes. The remaining $30,000,000, which bears interest at 120 basis points over LIBOR and is due on demand, may be used to fund acquisitions. The line of credit expires in October 2002 and may be extended at the Company's option to October 2003. As of December 31, 2001, $32,250,000 was outstanding which includes $16,000,000 relating to the working capital portion of the line.

The following table sets forth certain information regarding the Company's outstanding indebtedness as of December 31, 2001:

	DECEMBER 31, 2001			
(dollar amounts in thousands)	Amount	% of Debt	Interest Rate	Maturity
Fixed Rate Debt: Collateralized facility	$ 300,000	63.0%	6.91%	2008
Conventional mortgages	61,001	12.9%	7.27%	2003–2009
	361,001	75.9%	6.97%*	
Floating Rate Debt: Revolving credit facility	82,152	17.3%	3.00%	2008
Line of credit	32,250	6.8%	3.28%	2002
	114,402	24.1%	3.08%*	
Total debt	$ 475,403	100.0%	6.03%*	

**Weighted Average*

The Company's primary market risk exposure relates to changes in interest rates associated with the variable rate portion of its secured credit facility and its bank line of credit. The Company had $114,402,000 and $103,402,000 in variable rate debt outstanding at December 31, 2001 and 2000, respectively. A hypothetical 100 basis point increase in interest rates in the year 2002 over the rates in effect during 2001 would result in an increase of interest expense and a corresponding decrease in income before minority interest of approximately $1,144,000. This estimate incorporates only those exposures that exist as of December 31, 2001 and does not consider exposures that could arise after that date. The estimate also does not consider that the interest rate related to the $82 million revolving credit facility is fixed through the end of the first quarter 2002. The Company, as required by the related loan agreement, uses an interest rate protection agreement to reduce the potential impact of increases in interest rates related to $75,000,000 of the floating rate borrowings. The interest rate protection contract limits the maximum floating interest rate to approximately 10.5%.

Management believes that the Company has and will have access to the capital resources necessary to expand and develop its business. The Company expects that adequate cash will be available to fund its operating and administrative expenses, capital expenditures, debt service obligations and payments of dividends in the foreseeable future.

Inflation The Company believes that the direct effects of inflation upon its operations are inconsequential. Substantially all of the leases of the properties are for a term of one year or less, which enables the Company to seek increased rents upon renewal or reletting of apartment units. Such short-term leases minimize the risk of the adverse effects of inflation; however, as a general rule, such leases permit tenants to leave at the end of the lease term without penalty.

Consolidated Balance Sheets

(in thousands, except share data) DECEMBER 31,	2001	2000
Assets		
Real estate (Note 3):		
Land	$ 102,787	$ 102,787
Buildings and improvements	666,847	648,238
Other	8,434	5,839
	778,068	756,864
Less accumulated depreciation	(294,144)	(273,425)
	483,924	483,439
Cash and cash equivalents	1,692	1,262
Restricted cash (Note 2)	2,460	2,210
Deferred financing costs	3,333	3,859
Other assets	7,961	7,922
Total assets	$ 499,370	$ 498,692
Liabilities and shareholders' equity		
Notes payable–secured (Note 4)	$ 459,403	$ 459,762
Notes payable–unsecured (Note 4)	16,000	5,000
Accrued interest	2,158	2,287
Accounts payable and other liabilities	8,187	5,695
Security deposits	3,225	3,093
Minority interest	905	2,803
Total liabilities	489,878	478,640
Shareholders' equity (Notes 1 and 5):		
Common shares of beneficial interest ($.01 par value), 500,000,000 shares authorized, 16,088,330 and 16,009,985 issued and outstanding at December 31, 2001 and 2000	161	160
Additional paid-in capital	324,193	322,962
Distributions in excess of accumulated earnings	(312,892)	(300,194)
Deferred compensation–restricted stock	(1,970)	(2,876)
	9,492	20,052
Total liabilities and shareholders' equity	$ 499,370	$ 498,692

See accompanying notes.

Consolidated Statements of Operations

(in thousands, except per share data) YEAR ENDED DECEMBER 31,	2001	2000	1999
Revenue:			
Rental income	$ 130,298	$ 121,630	$ 112,316
Other income	161	412	430
	130,459	122,042	112,746
Expenses:			
Rental expenses:			
Real estate taxes	9,553	9,017	8,185
Utilities	6,791	6,558	6,550
Repairs and maintenance	9,373	8,623	8,312
Marketing and advertising	4,899	4,304	4,019
Other	22,765	19,099	17,929
Total rental expenses	53,381	47,601	44,995
Real estate depreciation	20,359	21,809	24,718
Interest expense	30,769	32,145	28,506
General and administrative	4,820	3,883	3,331
Other depreciation and amortization	491	253	202
Separation expense (Note 6)	3,338	—	—
	113,158	105,691	101,752
Income before gain on sales of operating properties and minority interest	17,301	16,351	10,994
Gain on sales of operating properties (Note 3)	—	9,461	7,073
Income before minority interest	17,301	25,812	18,067
Income allocated to minority interest	2,345	3,521	2,475
Net income	$ 14,956	$ 22,291	$ 15,592
Per common share:			
Net income–basic	$ .95	$ 1.43	$ 1.00
Net income–diluted	$ .93	$ 1.40	$ .99
Weighted average common shares outstanding–basic	15,727	15,622	15,537
Dilutive effect of outstanding options and restricted shares	370	301	252
Weighted average common shares outstanding–diluted	16,097	15,923	15,789
Dividends declared and paid per share outstanding	$ 1.72	$ 1.68	$ 1.64

See accompanying notes.

Consolidated Statements of Shareholders' Equity

(in thousands, except per share data)	Common Shares of Beneficial Interest Shares	Amount	Additional Paid-In Capital	Distributions in Excess of Accumulated Earnings	Deferred Compensation
Balance at January 1, 1999	15,767	$ 158	$ 319,111	$ (285,385)	$ (2,276)
Net income	—	—	—	15,592	—
Dividends declared ($1.64 per share)	—	—	—	(25,875)	—
Amortization of deferred compensation	—	—	—	—	384
Share options exercised	23	—	340	—	—
Balance at December 31, 1999	15,790	158	319,451	(295,668)	(1,892)
Net income	—	—	—	22,291	—
Dividends declared ($1.68 per share)	—	—	—	(26,817)	—
Amortization of deferred compensation	—	—	—	—	643
Share options exercised	128	1	1,885	—	—
Common shares issued under Long Term Incentive Plan (Note 7)	91	1	1,626	—	(1,627)
Balance at December 31, 2000	16,009	160	322,962	(300,194)	(2,876)
Net income	—	—	—	14,956	—
Dividends declared ($1.72 per share)	—	—	—	(27,654)	—
Amortization of deferred compensation	—	—	—	—	1,284
Share options exercised	59	1	853	—	—
Common shares issued under Long Term Incentive Plan (Note 7)	20	—	378	—	(378)
Balance at December 31, 2001	16,088	$ 161	$ 324,193	$ (312,892)	$ (1,970)

See accompanying notes.

Consolidated Statements of Cash Flows

(in thousands) YEAR ENDED DECEMBER 31,	2001	2000	1999
Operating activities			
Net income	$ 14,956	$ 22,291	$ 15,592
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	21,430	22,629	25,414
Income allocated to minority interest	2,345	3,521	2,475
Amortization of deferred compensation	1,284	643	384
Gain on sales of operating properties	—	(9,461)	(7,073)
Changes in operating assets and liabilities:			
Increase in restricted cash	(250)	(405)	(350)
Decrease in other assets	(39)	(983)	(906)
Increase (decrease) in accounts payable, other liabilities, accrued interest and security deposits	2,495	640	(48)
Net cash provided by operating activities	42,221	38,875	35,488
Investing activities			
Acquisitions of real estate	—	(33,156)	(66,227)
Capital expenditures	(21,335)	(16,951)	(13,770)
Net proceeds from disposition of property	—	19,633	14,263
Net cash used in investing activities	(21,335)	(30,474)	(65,734)
Financing activities			
Borrowings on notes payable–secured	—	21,152	83,825
Payments on notes payable–secured	(359)	(6,331)	(24,183)
Net borrowings on notes payable–unsecured	11,000	5,000	—
Proceeds from exercise of share options	854	1,886	340
Payment of financing costs	(54)	(165)	(1,320)
Dividends paid to shareholders	(27,654)	(26,817)	(25,875)
Distributions to minority interest holders	(4,243)	(4,144)	(4,045)
Net cash (used in) provided by financing activities	(20,456)	(9,419)	28,742
Increase (decrease) in cash and cash equivalents	430	(1,018)	(1,504)
Cash and cash equivalents at beginning of period	1,262	2,280	3,784
Cash and cash equivalents at end of period	$ 1,692	$ 1,262	$ 2,280
Cash interest paid	$ 30,448	$ 31,852	$ 27,643

See accompanying notes.

Note One. Organization and Significant Accounting Policies

Organization The Town and Country Trust (the "Trust"), a Maryland business trust, is a self-administered and self-managed real estate investment trust ("REIT") organized in 1993 to own and operate a portfolio of multifamily residential properties.

The Trust, through its Operating Partnership, The TC Operating Limited Partnership (collectively, the "Company"), owned 15,237 apartment homes in 42 apartment communities in select markets in the Mid-Atlantic and Southeast at December 31, 2001.

Principles of Consolidation The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and accounts have been eliminated.

Real Estate and Depreciation Real estate assets are carried at historical cost, less accumulated depreciation. Expenditures for repairs and maintenance are expensed as incurred. Significant expenditures for improvements, renovations and replacements are capitalized.

If there is an event or change in circumstance that indicates an impairment in the value of an apartment community has occurred, the Company's policy is to assess any impairment in value by comparing the current and estimated future undiscounted operating cash flows of the community over its remaining useful life to the carrying amount of the asset. If such carrying amounts exceed the estimated projected operating cash flows of the community, the Company would recognize an impairment loss equal to the amount necessary to adjust the carrying amount of the asset to its estimated fair market value. The Company did not recognize any impairment losses in 2001, 2000 or 1999.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets which are 27½ to 40 years for buildings, 15 to 20 years for major improvements and 3 to 12 years for furniture, fixtures and equipment.

Cash and Cash Equivalents The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Deferred Financing Costs Deferred financing costs include certain fees and other external costs incurred in connection with debt financings and are amortized to interest expense using the straight-line method, which approximates the effective interest method, over the term of the related debt.

Interest Rate Risk Management The Company uses an interest rate protection agreement to reduce the potential impact of increases in interest rates relating to the floating rate portion of certain borrowings. Unamortized premiums paid for the agreement are included in deferred financing costs in the Company's balance sheet. Amounts received under the agreement are credited as a reduction of interest expense. The Company believes it has limited exposure to the extent of non-performance by the counterparty of the protection agreement since the counterparty is a major U.S. financial institution, and the Company does not anticipate its non-performance.

Income Recognition Revenues from rental property are recognized when due from tenants. Leases are generally for terms of one year or less.

Advertising and Promotion Costs Advertising and promotion costs are expensed as incurred. Total advertising and promotion expense for each of the years ended December 31, 2001, 2000 and 1999 was $1,422,000, $1,300,000 and $1,300,000, respectively.

Minority Interest The outstanding limited partnership interests are convertible into common shares of the Company on a one-for-one basis. These interests, in the aggregate, are economically equivalent to 2,466,535 common shares since they share proportionally in the net income or loss and any distributions of the Operating Partnership. Accordingly, these minority interests have no impact on earnings per share calculations and are therefore not included in such calculations.

Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions, such as depreciable lives of assets, that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

New Accounting Pronouncements Effective January 1, 2001, the Company adopted Financial Accounting Standards Board Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("Statement 133"). Statement 133 requires companies to recognize all of their derivative instruments as either assets or liabilities in the Statement of Financial Position at fair value. The Company uses an interest rate protection agreement, which matures October 2002, as a cash flow hedge to reduce the potential impact of increases in interest rates relating to the floating rate portion of certain borrowings. The adoption of Statement 133 did not have a material effect on the financial position or results of operations of the Company.

In October 2001, the Financial Accounting Standards Board issued Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("FAS 144"). FAS 144 supercedes FAS 121 and certain provisions of APB Opinion 30 with regards to reporting the effects of a disposal of a segment. The Company will adopt FAS 144 effective January 1, 2002 and does not expect the adoption of this new pronouncement to have a material effect on the financial position or results of operations of the Company.

Reclassifications Certain amounts previously reported have been reclassified to conform with the 2001 presentation.

Note Two. Restricted Cash

The Company maintains certificates of deposit, all with maturities of three months or less, to cover the aggregate amount of resident security deposits retained by the respective communities in certain states.

Note Three. Real Estate Acquisitions and Dispositions

The following is a reconciliation of the carrying amount of real estate owned:

(in thousands)	2001	2000	1999
Balance at January 1	$ 756,864	$ 729,746	$ 666,090
Real estate purchased	—	33,156	65,900
Improvements	21,204	16,951	13,964
Real estate sold	—	(22,989)	(16,208)
Balance at December 31	$ 778,068	$ 756,864	$ 729,746

In each of 2000 and 1999, the Company sold one apartment community and recorded gains on the sales of $9,461,000 and $7,073,000, respectively, for financial reporting purposes. Each property sold was paired with a property purchased in a transaction that was structured to qualify as a tax-deferred exchange under Section 1031 of the Code which enabled the Company to defer recognition of the related capital gains.

Note Four. Notes Payable

In 1997, the Company entered into an agreement that provides a $375,000,000 collateralized financing facility. In June 2000, the total facility was increased to $382,152,000. Of this amount, $300,000,000, which matures in 2008, bears interest at a fixed rate of 6.91%. The remaining $82,152,000 is available as a variable rate revolving credit facility maturing in 2008 which can be converted to a fixed-rate term loan at the Company's option. Borrowings outstanding under the variable rate facility bear interest at contractual rates which approximate LIBOR plus 50 basis points (3.00% at December 31, 2001; 7.20% at December 31, 2000). Total borrowings under the collateralized financing facility as of December 31, 2001 and 2000 were $382,152,000.

In August 2001, the Company modified its $50,000,000 line of credit from a bank. Under the modified terms, $20,000,000 of this facility, which bears interest at 135 basis points over LIBOR and is due on demand, may be used for working capital purposes. The $30,000,000 balance, which bears interest at 120 basis points over LIBOR and is due on demand, may be used to fund acquisitions. The Company also pays a 10 basis point per annum fee on the unborrowed portion of the $50 million line. Individual draws under the acquisition portion of the line are due eighteen months from the date of borrowing. Upon the earlier to occur of (i) an increase in the collateralized facility or (ii) October 1, 2002, the interest rate applicable to working capital borrowings outstanding will be reduced to LIBOR plus 120 basis points and the amount available for working capital purposes will be reduced by $10 million with a corresponding increase in the amount available for acquisitions. The agreement expires in October 2002 and may be extended at the Company's option to October 2003 upon payment of a $50,000 extension fee. As of December 31, 2001 and 2000, $32,250,000 and $21,250,000 were outstanding under this agreement of which $16,000,000 and $5,000,000 were used for working capital purposes.

During 1998 and 1999, the Company incurred certain mortgage debt primarily to fund the acquisition of additional apartment communities. Information concerning these mortgages is summarized below:

			Balance at December 31,	
Type	Interest Rate	Maturity	2001	2000
Amortizing	7.74%	2003	$ 9,771,000	$ 9,958,000
Non-amortizing	6.81%	2009	$ 33,175,000	$ 33,175,000
Amortizing	7.85%	2009	$ 18,055,000	$ 18,228,000

All of the Company's 42 properties are secured by first and/or second priority mortgages. In connection with the mortgages, the Company maintains annually renewable bank letters of credit totaling $5,025,000 in lieu of maintaining real estate tax escrows.

The following is a summary of scheduled debt maturities:

(in thousands)	
2002	$ 32,637
2003	9,772
2004	218
2005	235
2006	255
Thereafter	432,286
Total scheduled debt maturities	$ 475,403

Note Five. Income Taxes

Since its inception, the Trust has elected to be taxed as a real estate investment trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code. As a REIT, the Trust generally is not subject to Federal income taxes provided that it meets certain conditions, including the requirement that it distributes at least a threshold percentage, currently 90% (95% in 2000 and 1999), of its REIT taxable income to its shareholders. Management believes that the Trust has qualified as a REIT for 2001, 2000 and 1999. Accordingly, no provision has been made for Federal income taxes. Although the Trust qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and to Federal income and excise taxes on its undistributed income, if any.

The Company makes a number of special allocations for tax purposes only. In general, 100% of the interest deductions related to $232,000,000 of borrowings are allocated to the Trust and 85% of depreciation deductions related to 32 of the communities are allocated to the minority interest ownership.

The following table reconciles GAAP net income to Federal taxable income for the years ended December 31, 2001, 2000 and 1999:

(in thousands)	2001	2000	1999
GAAP net income before minority interest	$ 17,301	$ 25,812	$ 18,067
Book/tax depreciation and amortization difference	(69)	(557)	2,445
Book gain on 1031 tax deferred exchange	—	(9,461)	(7,073)
Separation expense, not deductible	2,388	—	—
Non-deductible salary expense	419	642	384
Other operating book/tax differences, net	(1,187)	(610)	(1,121)
Taxable net income	$ 18,852	$ 15,826	$ 12,702

For income tax purposes, dividends to common shareholders consist of ordinary income and return of capital. For the years ended December 31, 2001, 2000 and 1999, dividends paid per share were taxable as follows:

	2001		2000		1999	
	Amount	%	Amount	%	Amount	%
Ordinary income	$ 1.29	75%	$ 1.25	74%	$ 1.13	69%
Return of capital	.43	25%	.43	26%	.51	31%
Total dividend	$ 1.72	100%	$ 1.68	100%	$ 1.64	100%

Note Six. Separation Expenses

During the first quarter of 2001, the Company recorded a non-recurring charge of approximately $3.3 million, or $0.18 per diluted share, relating to the departure of two senior executives and one non-executive officer. Included in this charge is approximately $1.2 million of non-cash items relating principally to the vesting of restricted stock grants made in prior years.

Note Seven. Employee Benefit Plans

Share Option Plans In 1993, the Company established a long-term incentive plan for the purpose of attracting and retaining executive officers, other key employees and non-employee trustees (the "1993 Plan"). The 1993 Plan provides for the granting of restricted stock and share options (incentive and non-qualified) to purchase up to 750,000 shares of the Company's common shares at prices not less than the fair market value at the date of grant. During 1997, the Company established an additional long-term incentive plan (the "1997 Plan"). The 1997 Plan provides for the granting of options to purchase up to 1,200,000 of the Company's common shares at a price not less than the fair market value at the date of grant. The Company has elected to follow Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and related interpretations in accounting for its employee stock options as permitted under FASB Statement No. 123, *Accounting for Stock-Based Compensation*, ("Statement 123"). Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Under the Plans, options generally become exercisable in equal installments over a three-year period, commencing with the first anniversary of the date of grant. All options expire ten years from the date of grant.

A summary of the Company's share option activity during the three years ended December 31, 2001 is as follows:

	Incentive Options	Non-qualified Options	Option Price	Weighted Average Exercise Price
Balance at January 1, 1999	360,758	221,059	$ 13.50–$22.00	$ 14.81
Granted	56,896	49,104	$ 15.25–$16.25	$ 15.31
Exercised	(23,432)	—	$ 14.00–$15.125	$ 14.52
Forfeited	(1,000)	—	$ 15.125	$ 15.13
Balance at December 31, 1999	393,222	270,163	$ 13.50–$22.00	$ 14.89
Granted	—	6,000	$ 17.875	$ 17.88
Exercised	(95,675)	(32,730)	$ 14.00–$15.25	$ 14.69
Forfeited	(8,534)	—	$ 14.00–$15.125	$ 14.60
Balance at December 31, 2000	289,013	243,433	$ 13.50–$22.00	$ 14.98
Granted	40,990	45,010	$ 19.125–$19.36	$ 19.34
Exercised	(47,923)	(11,365)	$ 14.00–$15.25	$ 14.75
Forfeited	(666)	—	$ 15.25	$ 15.25
Balance at December 31, 2001	281,414	277,078	$ 13.50–$22.00	$ 15.68
Shares exercisable at December 31:				
2001	221,460	223,700	$ 13.50–$22.00	$ 15.05
2000	251,082	214,697	$ 13.50–$22.00	$ 14.72
1999	304,390	220,283	$ 13.50–$22.00	$ 14.81

An additional 814,000, 919,334, and 1,007,800 common shares have been authorized for issuance in future grants of options under the Plans as of December 31, 2001, 2000 and 1999, respectively. The option price of future grants may not be less than the fair market value of the shares on the date of grant.

Pro forma information regarding net income and earnings per share as required by Statement 123, which also requires that the information be determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement, is set forth in the table below:

(in thousands, except per share information)	2001	2000	1999
Pro forma net income	$ 14,884	$ 22,243	$ 15,543
Pro forma net income per share–basic	$ .95	$ 1.42	$ 1.00
Pro forma net income per share–diluted	$ .92	$ 1.40	$ .98

For purposes of the pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

The fair value for the options was estimated at the date of grant using Black-Scholes option valuation model with the following weighted-average assumptions:

	2001	2000	1999
Risk free interest rate	4.9%	4.9%	6.7%
Dividend yield	8.9%	9.6%	11.0%
Volatility factor	.18	.19	.19
Weighted-average expected life (in years)	5	5	5

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected share price volatility. Because the Company's employee share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee share options.

The weighted average fair value of options granted during the years ended December 31, 2001, 2000 and 1999 was $.94, $.80 and $.66, respectively. The weighted average remaining contractual life of options granted is 5.12 years.

401(k) Plan Effective June 30, 1998 the Company terminated an existing non-contributory defined contribution plan (the "Pension Plan") and implemented a contributory defined contribution 401(k) benefit plan (the "401(k) Plan") which covered substantially all employees with 6 months of service. Assets of the Pension Plan were transferred to the 401(k) Plan, and all participants became 100% vested. The Company also makes discretionary contributions to the 401(k) Plan for each participant. After three years of service, employees become 20% vested in employer contributions, which are based on compensation levels. From the fourth through the seventh years, vesting increases until full vesting occurs. Effective January 1, 2001, the 401(k) Plan was amended to comply with Internal Revenue Service requirements to qualify as a 401(k) Safe Harbor Plan whereby discretionary Company contributions are 100% vested when made. The aggregate cost of the Company's contributions to the 401(k) Plan was $403,000, $290,000 and $231,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Restricted Shares From 1995 through 2000, the Company granted 333,000 restricted common shares to certain officers, pursuant to the 1993 and 1997 Plans. In May 2001, the Company granted an additional 20,000 restricted shares under the 1997 Plan. Under the terms of the Plans, the shares become fully vested upon termination of the officer-shareholder's employment due to (i) retirement from the Company; (ii) death or disability or (iii) a change of control, as defined in the Plans. Should a shareholder-officer leave the Company for any other reason, the restricted shares are subject to forfeiture. The market value of the shares awarded as of the dates of grant has been recorded as Unearned Compensation-Restricted Stock and the unamortized portion ($1,970,000 and $2,876,000 at December 31, 2001 and 2000, respectively) is reflected in the accompanying Balance Sheet as a separate component of Shareholders' Equity. Deferred compensation, which is amortized into expense over the estimated vesting period, totalled $1,284,000, $643,000 and $384,000 for the years ended December 31, 2001, 2000 and 1999, respectively. The 2001 amortization includes accelerated vesting of $865,000 classified as separation expense (See Note 6).

Supplemental Employees Retirement Plan The Company has a split-dollar life insurance plan for certain officers pursuant to the 1993 Plan. The Company advances the premiums on life insurance policies for these officers. The policies are assigned to the Company. In the event of retirement or death, the Company will be repaid the aggregate amount of premiums paid from the cash surrender value at the time the benefits are paid. The remaining value is paid to the employee or beneficiary. The aggregate cash surrender values of the policies totalled $320,000 and $990,000 as of December 31, 2001 and 2000, respectively, and are recorded as an asset to the Company. In connection with the separation of certain executive officers during 2001, their respective policies were cancelled and the related cash surrender value of $657,000 were returned to the Company.

Note Eight. Leases

The Company leases certain office facilities and equipment under noncancellable operating leases. Future minimum rental commitments under noncancellable leases with remaining terms in excess of one year are as follows at December 31, 2001:

(in thousands)	
2002	$ 474
2003	474
2004	369
Total	$ 1,317

Total rent expense for the years ended December 31, 2001, 2000 and 1999, was approximately $488,000, $478,000 and $401,000, respectively.

Note Nine. Related Party Transactions

At December 31, 2001 and 2000, the Company had unsecured loans receivable from certain officers in the aggregate amount of $366,000 and $395,000, respectively. The loans bear interest at rates comparable to the rate earned on the Company's invested funds. In connection with the separation of a senior executive, the Trust agreed to forgive $280,000 of this indebtedness and recorded the related expense as part of separation expense.

A Trustee of the Company is a partner of a law firm, which is general counsel to the Company. The Company incurred fees of $411,000, $326,000 and $522,000 for legal services provided by this firm during the years ended December 31, 2001, 2000 and 1999, respectively.

Note Ten. Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 2001 and 2000. FASB Statement No. 107, *Disclosures about Fair Value of Financial Instruments*, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

	December 31, 2001		December 31, 2000	
(in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Deferred financing costs				
(interest rate protection agreement)	$ 9	$ —	$ 22	$ —
Financial liabilities				
Notes payable				
Fixed rate notes	$ 361,001	$ 371,632	$ 361,360	$ 357,894
Floating rate notes	$ 114,402	$ 114,402	$ 103,402	$ 103,402

The carrying amounts shown in the above table are included in the accompanying Balance Sheet under the indicated captions.

The following methods and assumptions were used to estimate the fair values of each class of financial instruments:

Deferred financing costs: The amounts reported relate to the interest rate protection agreement. The carrying amount is comprised of the unamortized premiums paid for this agreement. The fair value represents what the Company would pay for a similar agreement at December 31, 2001 and 2000 based upon quotes from the agreement's counterparty. The net face amount of debt subject to the interest rate protection agreement as of December 31, 2001 and 2000 was $75,000,000.

Notes Payable: The fair value of the fixed rate portion of the Company's notes payable is estimated by discounting expected cash flows based on the Company's incremental borrowing rate for similar types of borrowing arrangements. The floating rate portion of the Company's notes payable approximated market.

Note Eleven. Unaudited Quarterly Results of Operations

The following is a summary of quarterly results of operations for the years ended December 31, 2001 and 2000.

(in thousands, except per share data) QUARTER ENDED	March 31	June 30	September 30	December 31
2001				
Revenues	$ 31,730	$ 32,491	$ 33,100	$ 33,138
Income from property operations	9,157	12,720	13,109	13,084
Net income	907	4,252	4,800	4,997
Net income per share–basic	.06	.27	.30	.32
Net income per share–diluted	.06	.26	.30	.31
2000				
Revenues	$ 29,693	$ 30,130	$ 30,867	$ 31,352
Income from property operations	11,273	11,510	12,191	13,522
Net income	3,027	11,289	3,461	4,514
Net income per share–basic	.19	.72	.22	.30
Net income per share–diluted	.19	.71	.22	.28

Note Twelve. Subsequent Event

On January 30, 2002 the Board of Trustees declared a quarterly dividend of $.43 per share, aggregating approximately $6,900,000. Concurrent with the payment of the dividend, a limited partnership ownership distribution of approximately $1,061,000 will be made to the minority interest holders. The dividend and distribution will be paid on March 8, 2002 to shareholders of record as of February 15, 2002.

To The Board of Trustees and Shareholders
The Town and Country Trust

We have audited the accompanying consolidated balance sheets of The Town and Country Trust and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Town and Country Trust and subsidiaries at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Baltimore, Maryland
January 28, 2002

Investor Information

Corporate Headquarters
The Town and Country Trust
100 South Charles Street
Baltimore, Maryland 21201
Telephone: 410.539.7600

General Counsel
Squire, Sanders & Dempsey L.L.P.
Cleveland, Ohio 44114

Transfer Agent
National City Bank
Cleveland, Ohio 44114
Telephone: 800.622.6757

Independent Auditors
Ernst & Young LLP
Baltimore, Maryland 21201

Stock Exchange Listing
New York Stock Exchange
Symbol: TCT

Website Address
www.tctrust.com

Officers

Alfred Lerner
Chairman

Harvey Schulweis
President and
Chief Executive Officer

Thomas L. Brodie
Senior Vice President
Chief Investment Officer

W. Daniel Brown
Senior Vice President
Human Resources

James Dolphin
Senior Vice President
Chief Financial Officer

Gerald J. Haak
Senior Vice President
Property Operations

Alan W. Lasker
Senior Vice President
Finance

Richard M. Berkowitz
Vice President
Capital Improvements

David T. Boyce
Vice President
Regional Property Manager

Anthony P. Conrad
Vice President
Acquisitions

William J. Fishell
Vice President
Controller

Margaret B. Hale
Vice President
Marketing

Karen S. Mitchell
Vice President
Regional Property Manager

Elizabeth R. Naughton
Vice President
Regional Property Manager

J. Andrew Pierson
Vice President
Information Technology

Dennis E. Smith
Vice President
Insurance

Common Stock Market Prices and Dividends

Quarter Ended	Sales Price High	Sales Price Low	Cash Dividends Declared
March 31, 2000	$18.50	$16.00	$.42
June 30, 2000	$18.25	$16.00	$.42
September 30, 2000	$18.25	$16.50	$.42
December 31, 2000	$19.75	$16.9375	$.42
March 31, 2001	$19.90	$18.60	$.43
June 30, 2001	$20.45	$17.30	$.43
September 30, 2001	$21.00	$18.20	$.43
December 31, 2001	$22.40	$19.20	$.43

On January 30, 2002, a cash dividend of $.43 per share was declared, payable March 8, 2002, to shareholders of record as of February 15, 2002.

At December 31, 2001, the approximate number of record holders of the Trust's shares was 562. This does not include beneficial owners for whom Cede & Co. or others act as nominee.

Form 10-K
The Trust will be pleased to provide, without charge, a copy of its 2001 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, to any shareholder upon written request to Harvey Schulweis, President, The Town and Country Trust, 100 South Charles Street, Baltimore, Maryland 21201.

Annual Meeting
The annual meeting will be held at the Center Club, 100 Light Street, Baltimore, Maryland on May 2, 2002 at 11:00 a.m.

TCT
NYSE

Town&Country

The Town and Country Trust
100 South Charles Street
Baltimore, Maryland 21201